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                      August 14, 2020

       Emil Assentato
       Chief Executive Officer
       Nukkleus Inc.
       525 Washington Boulevard
       Jersey City, New Jersey 07310

                                                        Re: Nukkleus Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2019
                                                            Filed January 14,
2020
                                                            File No. 0-55922

       Dear Mr. Assentato:

              We issued comments on the above captioned filing on May 11, 2020. On June 3, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

               Please contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-
       3344 if you have questions regarding comments on the financial statements and related matters.
       Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551- 3222 with
       any other questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services